Inventergy Global, Inc.

900 E. Hamilton Avenue #180

Campbell, CA 95008

VIA EDGAR

June 15, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

Re:	Inventergy Global, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed June 6, 2016

File No. 333-211211

Dear Mr. Spirgel:

Inventergy Global, Inc. (the “Company,” “Inventergy,” “we,” “our” or “us”) hereby responds to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 10, 2016 (the “Letter”) with respect to Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For ease of reference, the numbered paragraph below corresponds to the numbered comment in the Letter, with the Staff’s comment presented in bold font type.

Item 15. Recent Sales of Unregistered Securities, page II-2

1. Since it appears that your offerings are concurrent, that is, the private placement made to certain accredited investors on May 13, 2016 and the pendency of the registration statement filed on May 6, 2016, provide us your analysis on whether the offerings should be integrated. See Release No. 33-8828.

Response: Pursuant to the guidance set forth in Securities Act Release No. 33-8828 (the “Release”), the determination to integrate a private offering with a registered public offering is “based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.” Notably, in the case of concurrent public and private offerings, the five factor test set forth in paragraph (a) of Rule 502 under the Securities Act of 1933, as amended, does not apply. See Compliance and Disclosure Interpretations, Securities Act Sections 139.25. Accordingly, the Commission’s guidance focuses solely on the manner in which the investors in the private offering were solicited, rather than on the nature of the financing, when determining whether integration is appropriate.

In this case, the investors in the private placement were not solicited by means of the Registration Statement. Each of the six investors that participated in the private placement became interested in the offering through a substantive pre-existing relationship with the Company. Specifically, five of the investors served as directors of the Company and the sixth investor was a significant stockholder of the Company who had substantial interaction with the Company’s management prior to the filing of the Registration Statement. Furthermore, each of the investors committed to participate in the private placement prior to the initial filing of the Registration Statement, which is the date a general solicitation pursuant to the Registration Statement may be deemed to have commenced. Upon the filing of the Registration Statement, the Company, based on advice of counsel, did not contact any additional investors to participate in the private placement. None of the investors was contacted using any version of the Registration Statement and none of the investors approached the Company to invest in the private placement; instead, all were approached by the Company.

U.S. Securities and Exchange Commission

Division of Corporation Finance

June 15, 2016

In the Release, the Commission provided examples of situations in which a private placement may be conducted concurrently with a separate public offering. The Release states in part that, “. . . if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.” Given the facts set forth above, it is clear that the investors in the private placement were not identified or contacted through the marketing of the registered public offering, but were instead identified and contacted through pre-existing relationships and outside of any public offering effort; and that none of the investors contacted the Company as a result of a general solicitation involving the Registration Statement.

For the foregoing reasons, we believe that the private placement should not be integrated with the registered public offering.

*      *      *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the Company’s legal counsel, Joshua Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

INVENTERGY GLOBAL, INC.

By:	/s/ Joseph W. Beyers
	Name: Title:	Joseph W. Beyers Chairman and Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP